Exhibit 12

THE MONTANA POWER COMPANY

Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

Twelve Months Ended
March 31, 2001

Net Income from Continuing Operations	$ 106,269

Income Taxes for Continuing Operations	58,453
$ 164,722

Fixed Charges:
Interest	$ 44,618
Amortization of Debt Discount, Expense, and Premium	774
Rentals	29,702
$ 75,094

Less: Capitalized Interest	$ 6,899

Earnings Before Income Taxes and Fixed Charges	$ 232,917

Ratio of Earnings to Fixed Charges	3.10x